FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated November 22, 2011 of Diana Containerships Inc. ("the Company") reporting the Company's financial results for the third quarter and nine months ended September 30, 2011 and the declaration of a cash dividend with respect to the third quarter of 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: November 22, 2011	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0000
Email: izafirakis@dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011

DECLARES CASH DIVIDEND OF $0.15 PER SHARE
FOR THE THIRD QUARTER

ATHENS, GREECE, November 22, 2011 – Diana Containerships Inc. (NASDAQ:DCIX), a global shipping company specializing in the transportation of containers, today reported net income of $2.7 million for the third quarter of 2011, compared to a net loss of $0.1 million for the same period of 2010.

Time charter revenues were $9.7 million for the third quarter of 2011, compared to $2.4 million for the same period of 2010, mainly due to the increase in the number of vessels in the fleet following the delivery of the Maersk Merlion, Maersk Malacca and Maersk Madrid in June 2011, as well as the increase in average time charter revenues.

Net income to Diana Containerships Inc., for the nine months ended September 30, 2011 amounted to $2.3 million, compared to a net loss of $2.0 million for the period from January 7, 2010 (inception date) to September 30, 2010. Time charter revenues were $17.2 million for the nine months ended September 30, 2011, compared to $2.4 million for the same period in 2010.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.15 per share. The cash dividend will be payable on December 14, 2011 to all shareholders of record as at December 2, 2011. The Company has 23,076,161 shares of common stock outstanding.

Chairman and Chief Executive Officer’s Comments

"We are pleased to report solid performance by Diana Containerships Inc. for the third quarter of 2011.  This quarter represents the first time that we have operated for the entire period with our full fleet of five container vessels – the last three of which were delivered in June 2011.  Therefore, as compared with prior periods, our results for this quarter are more indicative of our potential to generate revenue, cash flow and to provide dividends for shareholders.  It is also important to note that the Company has a substantial pool of capital remaining from the June 2011 public offering to further expand the fleet.  We continue to seek to identify suitable vessel acquisition opportunities that fit our fleet profile and that we believe will increase our potential to deliver shareholder value," said Simeon Palios, Chairman and Chief Executive Officer of Diana Containerships Inc.

Fleet Employment Profile (As of November 21, 2011)
Currently Diana Containerships' fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010 3,426
CENTAURUS	A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 - 19-Oct-12
2010 3,426
MAERSK MALACCA	B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	2
1990 4,714
MAERSK MERLION	B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	2
1990 4,714
MAERSK MADRID		$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	2
1989 4,206

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.

2 The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,	For the period from January 7 (inception date) to September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA:
Time charter revenues	$9,728,184	$2,421,394	$17,216,204	$2,422,716
Voyage expenses	252,347	123,173	506,972	148,287
Vessel operating expenses	3,714,526	1,312,381	6,490,110	1,687,930
Net income / (loss)	2,711,993	(50,682)	2,323,083	(1,985,758)
FLEET DATA
Average number of vessels	5.0	1.9	3.2	0.7
Number of vessels	5.0	2.0	5.0	2.0
Weighted average age of fleet (in years)	14.7	0.3	14.7	0.3
Ownership days	460	176	860	177
Available days	460	176	860	177
Operating days	458	168	852	168
Fleet utilization	99.6%	95.5%	99.1%	94.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$20,600	$13,058	$19,429	$12,850
Daily vessel operating expenses (2)	$8,075	$7,457	$7,547	$9,536

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, November 22, 2011.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 391 and Replay ID number 381964.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in U.S. Dollars, except for share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
			For the nine months ended September 30, 2011	For the period from January 7 (inception date) to September 30, 2010
	For the three months ended September 30,
	2011	2010
REVENUES:
Time charter revenues	$9,728,184	$2,421,394	$17,216,204	$2,422,716

EXPENSES:
Voyage expenses	252,347	123,173	506,972	148,287
Vessel operating expenses	3,714,526	1,312,381	6,490,110	1,687,930
Depreciation	2,134,641	706,633	3,794,139	714,519
Management fees	225,000	90,000	425,000	113,000
General and administrative expenses	673,852	787,181	2,468,139	2,577,158
Foreign currency losses / (gains)	13,200	(802,977)	13,653	(1,045,467)
Operating income / (loss)	2,714,618	205,003	3,518,191	(1,772,711)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(44,221)	(265,853)	(1,300,288)	(265,853)
Interest Income	41,596	10,168	105,180	52,806
Other expenses	(2,625)	(255,685)	(1,195,108)	(213,047)

Net income / (loss)	$2,711,993	$(50,682)	$2,323,083	$(1,985,758)

Earnings / (loss) per common share, basic and diluted	$0.12	$(0.01)	$0.18	$(0.50)

Weighted average number of common shares, basic	22,929,499	5,946,165	13,044,456	3,933,702

Weighted average number of common shares, diluted	22,929,499	5,946,165	13,054,886	3,933,702

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(Expressed in US Dollars)
	September 30, 2011	December 31, 2010
ASSETS

Cash and cash equivalents	$48,593,046	$11,098,284
Other current assets	1,852,680	1,277,730
Vessels' net book value	160,161,387	92,077,309
Other non-current assets	-	895,846
Total assets	$210,607,113	$105,349,169

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$2,055,332	$2,428,676
Long-term debt, net of current portion	-	18,128,095
Other non-current liabilities	136,253	181,684
Total stockholders' equity	208,415,528	84,610,714
Total liabilities and stockholders' equity	$210,607,113	$105,349,169

OTHER FINANCIAL DATA
			For the nine months ended September 30, 2011	For the period from January 7, (inception date) to September 30, 2010
	For the three months ended September 30,
	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$3,679,430	$601,100	$7,883,728	$130,130
Net Cash used in Investing Activities	(564,372)	(43,062,492)	(71,878,217)	(93,531,186)
Net Cash provided by / (used in) Financing Activities	(692,285)	19,600,000	101,489,251	104,881,396